Filing under Rule 425 under the Securities
                                  Act of 1933 and deemed filed under Rule 14a-12
                                         of the Securities Exchange Act of 1934.
                                                    Filing by Vialog Corporation
                                                         Subject Company: VIALOG
                                               SEC File No. of VIALOG: 001-15527


[LOGO] VIALOG(R)
The Conferencing Company


AT THE COMPANY:          AT THE FINANCIAL RELATIONS BOARD/BSMG WORLDWIDE:
MICHAEL E. SAVAGE        MARILYN WINDSOR     DOUG BRODERICK      TIM GRACE
CHIEF FINANCIAL OFFICER  GENERAL INQUIRIES   ANALYST INQUIRIES   MEDIA INQUIRIES
(781) 761-6200           (312) 640-6692      (312) 274-2266      (312) 274-2240


FOR IMMEDIATE RELEASE
MONDAY, MARCH 5, 2001

        VIALOG REPORTS RECORD RESULTS FOR FOURTH QUARTER, FULL YEAR 2000;
                 JANUARY 2001 YEAR-OVER-YEAR REVENUE GROWTH 27%,
                     GROSS MARGIN 59.6%, EBITDA MARGIN 29.6%

         RAPID ADOPTION OF AUTOMATED SERVICES BOOSTS GROWTH AND MARGINS

HIGHLIGHTS:

o        JANUARY 2001 REVENUE UP 27% OVER PAST YEAR; GROSS MARGIN UP TO 59.6%

o        JANUARY 2001 EBITDA MARGIN 29.6%

o        CALL VOLUMES UP 39% IN 4Q; 65% IN JANUARY

o        READY-TO-MEET NOW $18M ANNUAL RUN RATE

---------------------------------------------------------------------------------------------------------------------------------
                                               SUMMARY OF CONSOLIDATED OPERATIONS
                                THREE MONTHS ENDED                TWELVE MONTHS ENDED                           JANUARY
                                    DECEMBER 31,                      DECEMBER 31,
                            -----------------------------    --------------------------------       -----------------------------
                                   2000             1999            2000                1999             2001               2000
                                   ----             ----            ----                ----             ----               ----
                                    (UNAUDITED)                        (UNAUDITED)
NET REVENUES                   $ 19,800         $ 17,714         $ 77,587           $ 68,629           $7,704            $ 6,068
OPERATING INCOME                    257              770            5,373              1,568            1,410                600
NET INCOME (LOSS)               (3,147)          (2,717)          (9,156)           (12,120)              166              (554)
EPS                              (0.32)           (0.30)           (0.97)             (1.53)             0.02             (0.06)
EBITDA                            3,728  *         3,186           17,674    **       13,989  ***       2,278              1,354

  * EXCLUDES $1.0 MILLION IN TELECOM AND ACCOUNTS RECEIVABLE RESERVE ADJUSTMENTS

 ** EXCLUDES $1.0 MILLION IN ADJUSTMENTS NOTED ABOVE AND $1.7 MILLION WRITEOFF OF DEBT REFINANCING COSTS

*** EXCLUDES $4.2 MILLION RESTRUCTURING AND SEVERANCE CHARGES

---------------------------------------------------------------------------------------------------------------------------------

BEDFORD, MASS., MARCH 5, 2001--VIALOG CORPORATION (AMEX: VX), a leading provider of audio, video and Internet conferencing services, today announced record results for the fourth quarter and year ended December 31, 2000, as well as for January 2001. Increased call volume, a strong shift towards automated products, and continued penetration of the company's targeted Fortune 2500 companies drove the results.

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Vialog Corporation
Add-1-


POWER OF AUTOMATION DRIVING RESULTS

"We're pleased with our record results for the fourth quarter of the year, and very excited about our prospects for 2001 based upon an exceptional performance in January," said Kim Mayyasi, Vialog's president and chief executive officer. "In barely over a year, automated services, including Ready-To-Meet, have grown to over one-third of our total traffic. This is a high-growth, high-margin business that now has an $18M annual revenue run rate."

JANUARY RESULTS REFLECT BOOSTED PROFITABILITY FROM AUTOMATION

Mayyasi continued, "Our January results are clearly the best way to illustrate how automation is driving our business. Our monthly revenues grew 27 percent over last January to $7.7 million, with most of the growth coming from Ready-To-Meet. The increased margins are more impressive. Gross margin was 59.6 percent compared with a gross margin of 52.9 percent in January 2000, and the operating margin was 18.3 percent compared with 9.9 percent last year. Earnings before interest, taxes, depreciation and amortization (EBITDA) was $2.3 million, resulting in an EBITDA margin of 29.6 percent, compared with $1.4 million, or an EBITDA margin of 22.3 percent for January 2000."

AUTOMATION SIGNIFICANTLY IMPACTS FOURTH QUARTER

Net revenues increased 12 percent to a record $19.8 million from $17.7 million in last year's fourth quarter. The revenue growth resulted from continued penetration of Vialog's existing customer base and winning new customers within its Fortune 2500 target market. Of these companies, nearly one-third are Vialog customers. Strong demand for the company's Ready-To-Meet automated audio service drove a 14 percent increase in call volumes from the third quarter.

Reported gross margin was 53.7 percent, which is consistent with the gross margin in the comparable period last year. Reported gross margin includes $357,000 of additional telecom costs related to a change in prior estimates for telecom rate changes and other telecom charges.

Mayyasi noted that the gross margins were down from the record 58.0 percent posted in the 2000 third quarter. "Interestingly, Ready-To-Meet, which has been instrumental in enhancing our margins in January, was the cause of a temporary decrease during the fourth quarter," he said. "We saw traffic migrate from operator-assisted and operator-reserved calls to Ready-To-Meet much faster than forecast. This resulted in our operations centers being temporarily overstaffed during the fourth quarter. We identified the issue and adjusted accordingly, helping to produce the 59.6 percent gross margin in January."

Operating margin was 1.3 percent versus 4.3 percent in the comparable 1999 period. EBITDA was $2.8 million compared with $3.2 million for the same period last year. Reported EBITDA includes the $357,000 telecom adjustment noted above, as well as a non-cash charge of $600,000 to increase the accounts receivable reserve. The net loss was $3.1 million, or $0.32 per share.

RECORD YEAR FOR 2000

For the year, revenues increased 13 percent to $77.6 million from $68.6 million in 1999. Reported gross margin improved to 55.8 percent, a 300-basis-point increase, and the operating margin was 9.1 percent compared with 8.4 percent. EBITDA was $16.7 million versus $14.0 million for the comparable period last year, a 19 percent increase. The operating margin and EBITDA for 2000 exclude the $1.7 million writeoff of debt refinancing costs that Vialog took in the third quarter when refinancing was discontinued as part of the Genesys Conferencing merger agreement. The operating margin and EBITDA for 1999

                                     -more-

Vialog Corporation
Add-2-


exclude $4.2 million in restructuring and severance charges. The net loss was $9.2 million, or $0.97 per share, compared with a loss of $12.1 million, or $1.53 per share in 1999.

"The strategic plan that Vialog's management put in place 18 months ago is paying off in expanded margins and increased profitability," Mayyasi said. "This is evident in our gross margin, which is growing faster than the rate of our revenues."

GENESYS CONFERENCING ACQUISITION

On October 1, 2000, Vialog reached an agreement to be acquired by Genesys Conferencing, the largest independent conferencing company in Europe and Asia-Pacific. The acquisition, which will create the world's largest independent conferencing specialist, is subject to, among other things, the approval of Vialog shareholders, the approval of issuance of new Genesys Conferencing shares by Genesys Conferencing shareholders, the refinancing of Vialog's debt, and the listing of Genesys Conferencing American Depositary Shares (ADSs) on the Nasdaq stock market. Both companies have scheduled shareholders' meetings for March 23, 2001.

FOURTH QUARTER CONFERENCE CALL

The company will hold a conference call to discuss the fourth-quarter 2000 and January 2001 results on Monday, March 5, at 11:00 a.m. EST. To hear the company's conference call and view presentation charts, please log on to www.vialog.com and follow the instructions. Replay will be available on the same site.


ABOUT VIALOG

Headquartered in Bedford, Mass., Vialog is a leading provider of teleconferencing and messaging services, including audioconferencing, videoconferencing, web conferencing, voicemail broadcast, email broadcast and fax broadcast. Vialog helps its more than 6,000 corporate customers communicate more professionally, efficiently and effectively by delivering superior customer service and an extensive range of enhanced and customized conferencing solutions. Vialog's common stock (symbol: VX) is quoted on AMEX. For more information, visit www.vialog.com, or visit www.webconferencing.com for direct, online access to Vialog's conferencing and messaging services.

                             FOR FURTHER INFORMATION REGARDING VIALOG FREE OF CHARGE, VIA FAX DIAL 1-800-PRO-INFO AND USE THE COMPANY CODE VX. OR VISIT THE VIALOG CORPORATION WEBSITE AT WWW.VIALOG.COM

   TO SCHEDULE ANY OF VIALOG'S SERVICES ONLINE, GO TO WWW.WEBCONFERENCING.COM


                             TABLES TO FOLLOW . . .


                                     -more-
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Vialog Corporation
Add-3-


                               VIALOG CORPORATION
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                FOR THE PERIODS ENDED DECEMBER 31, 2000 AND 1999
                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                        THREE MONTHS ENDED              TWELVE MONTHS ENDED
                                                           DECEMBER 31,                     DECEMBER 31,
                                                  ----------------------------      ----------------------------
                                                      2000             1999             2000             1999
                                                  -----------      -----------      -----------      -----------
                                                           (UNAUDITED)
Net revenues                                      $    19,800      $    17,714      $    77,587      $    68,629
Cost of revenues, excluding depreciation                9,160            8,196           34,304           32,387
Selling, general and administrative expense             7,869            6,332           28,275           23,442
Depreciation expense                                    1,467            1,184            5,430            4,190
Amortization of goodwill and intangibles                1,047            1,232            4,205            4,060
Non-recurring charge                                      -                -                -              2,982
                                                  -----------      -----------      -----------      -----------
     Operating income                                     257              770            5,373            1,568

Interest expense, net                                  (3,604)          (3,423)         (14,204)         (13,524)
                                                  -----------      -----------      -----------      -----------

     Loss before income tax benefit (expense)          (3,347)          (2,653)          (8,831)         (11,956)

Income tax benefit (expense)                              200              (64)            (325)            (164)
                                                  -----------      -----------      -----------      -----------

    Net loss                                      $    (3,147)     $    (2,717)     $    (9,156)     $   (12,120)
                                                  ===========      ===========      ===========      ===========

Loss per common share--basic and diluted          $     (0.32)     $     (0.30)     $     (0.97)     $     (1.53)
                                                  ===========      ===========      ===========      ===========

Weighted average common shares outstanding          9,702,126        8,983,647        9,435,278        7,947,333
                                                  ===========      ===========      ===========      ===========


EBITDA                                            $     2,771      $     3,186      $    15,008      $     9,818
                                                  ===========      ===========      ===========      ===========


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Vialog Corporation
Add-4-


                               VIALOG CORPORATION
                CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
                 FOR THE PERIODS ENDED JANUARY 31, 2001 AND 2000
                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                             ONE MONTH ENDED
                                                               JANUARY 31,
                                                      ----------------------------
                                                          2001             2000
                                                      -----------      -----------

Net revenues                                          $     7,704      $     6,068
Cost of revenues, excluding depreciation                    3,112            2,857
Selling, general and administrative expense                 2,314            1,857
Depreciation expense                                          518              403
Amortization of goodwill and intangibles                      350              351
                                                      -----------      -----------
     Operating income                                       1,410              600

Interest expense, net                                      (1,244)          (1,154)
                                                      -----------      -----------

     Income (loss) before income tax expense                  166             (554)

Income tax expense                                           --               --
                                                      -----------      -----------

     Net income (loss)                                $       166      $      (554)
                                                      ===========      ===========

Income (loss) per common share--basic and diluted     $      0.02      $     (0.06)
                                                      ===========      ===========

Weighted average common shares outstanding              9,829,656        9,133,569
                                                      ===========      ===========


EBITDA                                                $     2,278      $     1,354
                                                      ===========      ===========


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Vialog Corporation
Add-5-


                               VIALOG CORPORATION
                           CONSOLIDATED BALANCE SHEETS
                        AS OF DECEMBER 31, 2000 AND 1999
                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                          DECEMBER 31,   DECEMBER 31,
                                                              2000           1999
                                                          ------------   ------------
                          ASSETS
Current assets:
     Cash and cash equivalents                             $     459      $     547
     Accounts receivable, net                                 18,513         11,637
     Prepaid expenses                                            489            435
     Other current assets                                        168            310
                                                           ---------      ---------
         Total current assets                                 19,629         12,929

Property and equipment, net                                   22,807         17,814
Deferred debt issuance costs                                   3,735          3,801
Goodwill and intangible assets, net                           59,970         64,094
Other assets                                                     870            583
                                                           ---------      ---------
         Total assets                                      $ 107,011      $  99,221
                                                           =========      =========


        LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
     Debt--current                                         $  84,295      $   7,102
     Accounts payable and accrued expenses                    19,734          9,750
                                                           ---------      ---------
         Total current liabilities                           104,029         16,852

Long-term debt, less current portion                           4,255         75,827
Other long-term liabilities                                      719          1,499

Total stockholders' equity (deficit)                          (1,992)         5,043
                                                           ---------      ---------

Total liabilities and stockholders' equity (deficit)       $ 107,011      $  99,221
                                                           =========      =========


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Vialog Corporation
Add-6-


US SEC FILINGS

Genesys Conferencing has filed a Registration Statement on Form F-4 (No. 333-55392) with the United States Securities and Exchange Commission in connection with the Vialog transaction. The Form F-4 contains a proxy statement/prospectus relating to the Vialog special meeting and other related documents. Vialog has mailed the proxy statement/prospectus contained in the Form F-4 to its stockholders. The Form F-4 and proxy statement/prospectus contains important information about Genesys, Vialog, the Vialog transaction and related matters. Investors and stockholders should read the proxy statement/prospectus and the other documents filed with the US SEC in connection with the Vialog transaction carefully before they make any decision with respect to the Vialog transaction. A copy of the merger agreement with respect to the Vialog transaction has been filed by Vialog as an exhibit to its Form 8-K dated October 2, 2000. The Form F-4, the proxy statement/prospectus, the Form 8-K and all other documents filed with the US SEC in connection with the transaction are available free of charge at the US SEC's web site at www.sec.gov. In addition, the proxy statement/prospectus, the Form 8-K and all other documents filed with the US SEC in connection with the Vialog transaction will be made available to investors free of charge by calling or writing to:


Genesys S.A.
Pierre Schwich
Chief Financial Officer
4 Rue Jules Ferry, BP 1145
34008 Montpellier, Cedex 1, France
Phone: 33 4 67062755
Email: pierre.schwich@genesys.com


Vialog Corporation
Michael E. Savage
Chief Financial Officer
32 Crosby Drive
Bedford, MA  01730
Phone: 781-761-6200
Email: msavage@vialog.com

In addition to the Form F-4, the proxy statement/prospectus and the other documents filed with the US SEC in connection with the Vialog transaction, Vialog is obligated to file annual, quarterly and special reports, proxy statements and other information with the US SEC. You may read and copy any reports, statements and other information filed with the US SEC at the US SEC's public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the other public reference rooms in New York, New York and Chicago, Illinois. Please call the US SEC at 1-800-SEC-0330 for further information on public reference rooms. Filings with the US SEC also are available to the public from commercial document-retrieval services and at the web site maintained by the US SEC at http//www.sec.gov.

SOLICITATION OF PROXIES; INTERESTS OF CERTAIN PERSONS IN THE TRANSACTION

The identity of the people who, under SEC rules, may be considered "participants in the solicitation" of Vialog stockholders in connection with the proposed merger, and a description of their interests, is available in a SEC filing on
Schedule 14A made by Vialog on October 2, 2000.

                                     -more-
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Vialog Corporation
Add-7-


FORWARD-LOOKING STATEMENTS

This release contains statements that constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements other than historical information or statements of current condition. These statements appear in a number of places in this release and include statements concerning the parties' intent, belief or current expectations regarding future events, including: the growth of Ready-to-Meet revenues, the anticipated timing of the Genesys Conferencing transaction, and the benefits and results of the Genesys Conferencing transaction. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements as a result of various factors. Although management of the parties believe that their expectations reflected in the forward looking statements are reasonable based on information currently available to them, they cannot assure you that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of the date of this release. The parties undertake no obligation to revise or update any of them to reflect events or circumstances after the date of this release, or to reflect new information or the occurrence of unanticipated events. Readers are referred to Vialog's Annual Report to Stockholders and Genesys Conferencing's and Vialog's other filings with the US SEC for a discussion of these and other important risk factors concerning the parties and their respective operations.

    Vialog Corporation Fourth Quarter and January 2001 Conference Call Script
                                  March 5, 2001

                                                                 MARCH 1 VERSION

                                     CHART 1

Kim Mayyasi
-----------

Thank you for joining us this morning. I am Kim Mayyasi, President and CEO. On the call with me are Michael Savage, our CFO and John Dion, Vice President of Finance and Treasurer.

Many of you have joined us through our Vialog.com web site and are viewing presentation charts using Vialog's internet content sharing technology. The audio portion of the call is being streamed over the Internet as well as transmitted over the Public Switched Network using our bridging equipment located in Vialog's Bedford, MA Operations Center. For those of you who can only hear the audio portion of this call --and would like to view today's presentation charts -- log into Vialog.com, click the icon labeled, "View and hear Vialog's earnings call" and follow the simple directions. It is important to note that this form of group communications demonstrates the power of visual content transmitted via the web when combined with traditional audio to perform remote meetings. It is also significant because the underlying internet presentation technology is provided by Astound Inc - an innovator in web presentation software - who recently announced their planned merger with Genesys, S.A. - who is also our merger partner.

However, before I get into my presentation, I'm going to turn the call back to Doug to read our Safe Harbor Statement. I will then bring you up to date on our merger with Genesys, briefly review our accomplishments over the past several months and then Mike will review our fourth quarter and January financial results.

At the end of our presentation, we will take any questions you may have.

Doug...


Doug Broderick
--------------

Good morning. Statements in this conference call that are not based on historical facts may be considered forward-looking statements that involve risks and uncertainties, including but not limited to, changes in the market, the acceptance of new products and services, new products and announcements from other companies, changes in technology, the impact of competitive products and pricing, our dependence on large customer contracts and the successful closing of the proposed acquisition of Vialog by Genesys S.A.. Additional information on the factors that could affect the Company's financial results is included in the Company's 1999 Form 10-K and other Company reports, which are filed with the SEC.

I would also like to remind you that because Genesys has filed to list American Depositary Shares on the Nasdaq stock market to facilitate the merger transaction, Vialog is in a quiet period. Therefore, management may not be able to answer all of your questions.

Kim...


Kim Mayyasi
-----------

Thanks, Doug.

                              CHART 2. THREE THEMES

There are three important themes that I want to share with you this morning. The first is the pending merger with Genesys, SA and what it means to Vialog shareholders. The second is that Vialog management's eight-point strategic plan, put in place 18 months ago, is paying off in expanded margins and increased profitability. We are experiencing this in our results with gross margins growing at approximately three times the rate of our revenues. The third theme is that our new automated products launched last year -- especially Ready-To-Meet -- are hitting their stride.

                            CHART 3. GENESYS PROFILE

On October 1, Vialog entered a definitive agreement to merge with France-based Genesys, SA. This merger combines Vialog, the largest independent conferencing company in the US, with Genesys, the largest conferencing specialist in Europe and Asia-Pac. Vialog's 600 employees will join Genesys' 600 employees to create a global conferencing powerhouse with operations in 17 countries. The new company will have approximately 16,000 customers, including many of the world's most recognized multinationals. Genesys has a track record of high growth - both organically and through acquisition.


                            CHART 4. MERGER BENEFITS

Overall, this merger with Genesys offers many benefits. It creates the world's largest teleconferencing specialist with a global presence. It strengthens Vialog's financial structure by refinancing our debt and leverages Genesys' leadership in the technology area.

                             CHART 5. MERGER TIMING

As you can see by the chart your screen, many steps have been successfully accomplished to obtain the necessary regulatory approvals for the merger -- including Genesys filing the F4 for the ADSs with the SEC on February 12th. Proxies were mailed to Vialog shareholders on February 14. And we've scheduled a shareholders meeting for March 23.

                         CHART 6. POST-MERGER FOOTPRINT

The combined company will have approximately 1200 employees in 17 countries. As you can see on the chart on your screen, 75% of the combined company's revenues will originate in North America. This global footprint will be ideal for our multinational customers and represents a significant revenue opportunity. I have been asked by Genesys to serve as CEO of Genesys' North American operations - which I enthusiastically accepted. Over the past several months, twelve integration teams have been working hard to plan for the merger - so we can hit the ground running once the merger is completed.

                          CHART 7. NEWLY WON CUSTOMERS

Over the past month's Vialog's top-line revenue has been growing as result of increasing demand for our services. As you may remember, we reconfigured our retail sales force one year ago to best focus on business opportunities within the Fortune 2500. Historically, Vialog has been particularly successful targeting companies of this size and we are demonstrating our power as a B2B marketer. In the beginning of 2000, 600 of America's largest 2500 companies were Vialog customers. Over the past four quarters, we have added over 200 additional Fortune 2500 companies to our customer list. That means we have penetrated 30% of our targeted market. While most of these relationships are starting at modest levels in terms of monthly revenue, their growth potential is significant as we further penetrate these young accounts - particularly since many of them are multinationals and ideal prospects for Genesys' multinational footprint. Companies added in the fourth quarter include Caterpillar, Barnes & Noble, U.S. Can, Extended Stay America and Ernst & Young Technologies.

                           CHART 8. FINANCIAL RESULTS

With respect to financial results, we are now realizing the benefits of the strategic plan we put into place in August of 1999 when I joined the company. As you may remember, we improved our margins throughout last year due to the operating efficiencies gained by consolidating our call centers from nine to four in the second half of 1999, and then benefiting from increased scale - especially in areas like our long-distance expenses. We are now entering the next wave of margin enhancement through automating our services. The primary product in this regard is Ready-To-Meet which functions as a virtual conference room that is available 24X7. Demand is very strong for this type of service and automated services have grown to a $18.M annual run rate as of January. It is a high-growth, high-margin line of business that is now 33% of our monthly traffic.

To illustrate the power of automation in driving our bottom line, I want to discuss our January financial results which are largely driven by Ready-To-Meet.

                          CHART 9. JANUARY `01 RESULTS

In January, automated audio services were approximately one-third of our traffic. The rapid adoption of these services is reflected in Vialog's overall revenue growth of 27% over January 2000 to $7.7M. While this revenue growth is impressive, it is in margins where we really see the power of automation. Our gross profit for January was $4.6M - up 43% over the prior January to a healthy gross margin of 60%. This is a several-hundred-basis-point increase from last January's 53% gross margin. EBITDA hit $2.3 million, 30% of revenues - up 68% from last January's $1.4 million.

                CHART 10. 4Q FINANCIAL RESULTS - MINUTES, % AUTOMATED

So now let's turn to our fourth quarter results. Call volumes increased to 89.5M minutes for the quarter with automated audio representing 28.5% of total traffic.

                  CHART 11. 4Q FINANCIAL RESULTS - GROWTH %, REVENUE

Revenue for the fourth quarter was $19.8 million which is consistent with historical growth trends.

                    CHART 12. 4Q FINANCIAL RESULTS - GROSS MARGIN

Our gross margins for the fourth quarter were 56 % - which, while strong, is down from 3Q's record-level of 58%. This was due to the faster than anticipated migration of traffic to lower price per minute automated services that resulted in our operations centers being temporarily overstaffed during the fourth quarter. This trend was identified early in the quarter and staff was realigned
- resulting in the gross margins of 60% in January.

                     CHART 13. 4Q FINANCIAL RESULTS - EBITDA

The temporary overstaffing in 4Q also impacted EBITDA which was $3.7M in the fourth quarter - down from $4.2M in the third quarter. Staffing has been brought into alignment as demonstrated by January's EBITDA of $2.3 million - which is 29.6% of revenues. I should point out that these 4Q results include certain accounting adjustments that Mike will detail.

Going forward our financial performance will continue to benefit from increased automation. Further, the Genesys merger offers potential efficiencies to be gained through increased scale. For example, we are currently negotiating with our long-distance suppliers to reduce our transport costs by an estimated $3M annually due to the combined companies traffic volumes.

                             CHART 14. VIALOG STORY

In closing, it was only a short eighteen months ago that we put into place a strategic plan that is now yielding powerful financial benefits, as evidenced by our January results -- 27% top-line growth, 60% gross margins and $2.3 million in EBITDA--a 30% EBITDA margin. We are strategically positioned with products that leverage automation and the power of the web. Our sales force is one of the largest and most aggressive B2B teams in the industry. Four operations centers consistently execute thousands of conference calls each day with customer focus and efficiency. Overall, today's Vialog is energized and well positioned to increase shareholder value.

I would now like to turn the call over to Mike Savage for the financial review.

                         CHART 15. REVENUE/EBITDA CHART

Mike Savage
-----------

Thanks, Kim. I now would like to briefly take you through our financials for 4Q2000 and this past January.

FOURTH-QUARTER REVIEW

Our results were a record for the fourth quarter and January 2001.

Revenues reached $19.8 million in the fourth quarter, a record for any quarter in Vialog's history. They were up 11.8% from $17.7 million in the 1999 period. Call volume was up 39% over last year illustrating the rapid adoption of the lower-price-per minute - but higher margin - Ready-to-Meet product. Ready-to-Meet grew to 28.5% of our 4Q traffic and one-third of January's.

Kim mentioned that our gross margin and EBITDA numbers included certain accounting adjustments. Our gross margin for the quarter was 56% excluding $357,000 of additional telecom costs related to a change in prior estimates for telecom rate changes and other telecom charges.

As Kim discussed, the rapid growth in our Ready-to-Meet automated product caused overstaffing in our operations centers in 4Q which negatively impacted gross margin. This situation was identified early in the quarter and staffing levels are now properly aligned. In fact, our gross margin has increased to 60% in January 2001.

The temporary overstaffing in 4Q also impacted our EBITDA, as did an increase in the accounts receivable reserve. We decided to take a more conservative approach to our accounts receivable reserve and added $600,000. Our fourth quarter adjusted EBITDA was $3.7 million versus $3.2 million in the prior-year period. However, in January, 2001, our EBITDA was $2.3 million or 29.6% of revenues.

Net loss was $3.1 million, or $0.32 per share, compared with a net loss of $2.7 million, or $0.30 per share for the fourth quarter of 1999

                            CHART 16. NET CASH INCOME

>>We also want to focus on net cash flow, which eliminates the impact of all of these adjustments. We're defining net cash income as net income plus depreciation, goodwill amortization, non-cash interest charges and other non-cash charges. For the fourth quarter, net cash income was $198,000, or $0.02 per share. For January, 2001, net cash income was $1.3 million or $0.14 per share.

                        CHART 17. YEAR-TO-DATE FINANCIALS

YEAR-END REVIEW

2000 was a record year. Revenues increased to $77.6 million from $68.6 million in 1999. You may recall from prior conference calls, that revenue growth was negatively impacted by the loss of WorldCom and other accounts in 1999 due to merger activity in the industry. Gross margin was up 300 basis points to 55.8% from 52.8%. Reported EBITDA was $15.0 million in 2000 compared with $9.8 million in 1999.

Net loss narrowed to $9.4 million, or $0.97 per share, from a net loss of $12.1 million, or $1.53 per share.

That concludes the financial portion of our call and with that, I'd like to turn the call back over to Kim.



Kim Mayyasi
-----------

                             CHART 18. VIALOG STORY

Thanks Mike. Just to summarize, we are very excited about our future here at Vialog. This management team has delivered on the commitments made in August 99's eight-point strategic plan: Our centers are consolidated; our operating cost structure is tremendously lower and margins are up 900 basis points over last year. Automation represents the next wave of profit improvements. And, by merging with Genesys we are creating a global leader in our industry. Now, before I open the call up for questions, I want to reiterate, as I have in prior calls, that this management team is committed to driving our growth strategy, expanding profit margins and maximizing shareholder value.

And with that, we will be happy to answer any questions that you may have.

                              CHART 21. QUESTIONS?

Operator
--------

Announces beginning of question-and-answer session.

(*We recommend that you identify yourself if you are switching back and forth between speakers to answer various questions.)

Operator
--------

Mr. Mayyasi, at this time there appears to be no further questions. I would like to turn the conference back over to you for any additional or closing comments.

Kim Mayyasi
-----------

We'd like to thank everyone for participating. I look forward to speaking with you next quarter and reporting on our progress. Thank you.

(Vialog Group Communications Conference Call)
(Confirmation Number: 5031920)
(Date: March 5, 2001)
(Time: 11:00 a.m. EST)
(Header: Vialog)
(Host: Kim Mayyasi)
(Length of Call: 11:44)


OPERATOR: Thank you Mr. Mayyasi. If you have a question at this time, please press the one key on your touch-tone telephone.

Our first question is from Evan Stein (ph), of EOF (ph). Your question, please.

EVAN STEIN (ph), EOF (ph): Hey there, guys. A couple of questions. Could you comment -- you gave the January stats (ph). Could you comment on any trends, whether those type of strong trends were continuing in February?

KIM MAYYASI, VIALOG: Yeah. Evan, it's Kim. A couple of things I want to -- you have to be careful about when you extrapolate out, particularly month by month. The -- in February, we have two less business days than you typically have in a January. And our business, which is very much business-to-business focused, is entirely driven by number of business days, particularly when you look one month over the next month. So February, because it has two less business days, will have correspondingly, of course, a lesser -- a smaller revenue as result of less days from which to transact business. That, of course, lower revenue will flow through to a lower EBITDA number quite naturally.

STEIN (ph): Well, I was referring more to year over year as opposed to -- I realize that, you know, there's seasonality in the quarter ...

MAYYASI: Right, right. I will say it is and -- is that there is a fundamental shift in the business ready to meet an automation. And that automation is absolutely driving increased margins, as well as EBITDA and, by the way, even top line growth. So, I caution you on just taking a ruler and drawing a straight line outward. There is -- there has been a fundamental change in the dynamics and cost structure of this business thanks to automation. And that is one reason why we released these January numbers because we thought that was important to get out.

STEIN (ph):  OK.

MAYYASI:  Yeah.

STEIN (ph): Two other quick questions. On the accounts receivable, do you guys feel that that's pretty well -- you've got your arms around it now, that you'd taken a write off and feel pretty comfortable with where they are today?

UNIDENTIFIED COMPANY REPRESENTATIVE: Yes. We looked at, of course, at the end of every quarter, what the reserves should be. And we feel that, you know, the reserve is certainly adequate right now. We feel it's conservative. So, we're very comfortable with that level.

STEIN (ph): OK. And then lastly, I know, with Genesys, you really can't necessarily say too much. Can I just ask, if the stock price is not at whatever the bottom of the minimum was and Genesys -- and the deal was to be slightly restructured, meaning you would get a greater percentage of the pro forma company, could you just give me a feel for how -- I guess you'd have to -- you have to refile and just sort of, timing on if you needed to change some of the structural points in terms of time-wise and filings, how would that proceed?

UNIDENTIFIED COMPANY REPRESENTATIVE: Well, implicit in your question, Evan (ph) is if there was to be a renegotiated contract. And if there was to be a renegotiated contract, that would call for a recirculation of the proxy, which could take, you know, four to six weeks, based upon -- based upon our experience to date.

STEIN (ph): OK. And so, you're saying, if the terms in the sense of if they were to potentially offer greater shares, that would require an entire refiling. You couldn't necessarily do an amendment or something that take that time period?

UNIDENTIFIED COMPANY REPRESENTATIVE: Not necessarily. Depending on what the amendment could possibly contain within it, it is feasible. And we're talking hypotheticals here. But it is feasible that there could be an agreement that would not require a recirculation of a proxy.

STEIN (ph): OK. Great. OK. Thanks very much.

OPERATOR: Our next question is from Eric Forsiani (ph) is DM Knott (ph). Your question please.

ERIC FORSIANI (ph), DM KNOTT (ph): Yes. Hi. Can you hear me?

UNIDENTIFIED COMPANY REPRESENTATIVE:  Yes.

FORSIANI (ph): Yes. I was just following up on what Evan (ph) asked. The -- I understand, from reading this prospectus, that the -- there can be a termination of the merger agreement two days before the second -- the day of the special meeting, in which case, you know, the price, the exchange ratio would be automatically predetermined at a higher amount. Is that correct?

UNIDENTIFIED COMPANY REPRESENTATIVE: Well, let's just review that. Specifically, what I think would be best to do is when you talk about what happens, if Genesys' share price, during the pricing period remains below what right now, with current exchange rates, would be about 37 euros.

So, the first point to make in my -- to take into account is the pricing period when we talk about, you know, any of these scenarios extends 10 days prior to the second day prior to the shareholders meeting. So, you can thank -- prior to close -- so, you can think of it as being day minus two to day minus 12. And it is volume adjusted.

Now, in terms of the options, assuming that the implied share price of Genesys remains below that approximately 37-euro threshold, I would recommend that you take a look at pages 53 and 54 in the prospectus that specifically address that. And there's three options and only three options that are contained within the contract that talk to that particular scenario.

Scenario one is that Genesys could top up -- I should say options one is that Genesys could elect to top up to an effective price of $11.27 per share to Vialog shareholders. And they would do that by simply issuing more shares.

Option two, should Genesys elect not to do that, would be that Vialog, after consultation with the board, consultation with shareholders and other advisors, could walk away from the deal.

Option three is that Vialog could accept the implied price of our stock at that
26.6 percent ownership level.

So, those are the three options at that point in time, again, should the stock remain below this lower end of the price collar and that pricing period, I believe, begins this Monday.

FORSIANI (ph): All right. Could I have just one follow up? Can you give any sense of what Vialog is thinking, should it remain below that price?

UNIDENTIFIED COMPANY REPRESENTATIVE: No. No. At this time, you know, we are spending much of our effort focused on planning for the merger. We are in daily contact with our advisors in terms of running various valuation models. But, at this point, you're dealing with some large hypothetical scenarios. I'd just like to call out that Genesys' share price, from its low of three trading days ago, is up 40 percent. So, it's a fairly fluid environment and we're keeping a close eye on things.

FORSIANI (ph): OK. Thanks very much, (INAUDIBLE).

OPERATOR: Ladies and gentlemen, if there are any additional questions, please press the one key at this time.

Our next question is from Mike Brellof (ph), of Grace Brothers. Your question please.

MIKE BRELLOF (ph), GRACE BROTHERS: Hi. Does Genesys have -- do they have all their bank lines lined up to close the deal on the 23rd?

UNIDENTIFIED COMPANY REPRESENTATIVE: We understand from Genesys that they do have written commitments and everything is still on schedule for the first quarter closing. We're -- the target date is March 27th for the closing right now.

OPERATOR: Ladies and gentlemen, if there are any additional questions, please press one at this time.

We have a follow-up question from Evan Stein (ph), of EOF (ph). Your question, please.

STEIN (ph): (INAUDIBLE), could you give us a sense for cap ex in this upcoming year?

UNIDENTIFIED COMPANY REPRESENTATIVE: Yeah. We should be -- we should be at actually similar levels to 2000 because of some of the other, kind of, improvements in lease holds that we did in the year 2000. 2001, we look to not -- not to exceed what we did in 200.

STEIN (ph):  OK.  2000 was approximately ...

UNIDENTIFIED COMPANY REPRESENTATIVE: It was in the eight to nine -- eight to $9 million range.

STEIN (ph): OK. And then, one follow up on the -- on the Genesys. Does the Astound (ph) proposed acquisition of Astound (ph) in any way -- is there any, like cross provisions (ph) between the Vialog-Genesys deal getting done versus the Astound-Genesys (ph) deal getting done?

UNIDENTIFIED COMPANY REPRESENTATIVE: The -- Evan (ph), the definitive agreement that was circulated in the proxy/prospectus that you got has no reference at all to the Astound (ph) transaction. In fact, the -- as you may remember, the definitive agreement we reached with Genesys was well before the Astound (ph) transaction was contemplated.

STEIN (ph): Right. OK. Thanks.

OPERATOR: Our next question is from Dan Lance (ph), of Augusta Capital Management. Your question, please.

ANDY GARSHINE (ph), AUGUSTA CAPITAL MANAGEMENT: Hi. This is Andy Garshine (ph), Augusta Capital Management. Hi, Mike, how you doing?

MICHAEL SAVAGE, SENIOR VICE PRESIDENT AND CFO, VIALOG: Fine Andy (ph). How are you?

GARSHINE (ph): I'm fine. Will the Genesys ADSs be listed and available for trading the day -- or when the merger is consummated.

SAVAGE: Yes, that's right. The intent is that they would begin to trade simultaneous with the closing.

GARSHINE (ph): OK. Now that your company will be much larger, a much larger critical mass, will you be able to or have you been in contact with any street analyst to pick up coverage?

SAVAGE: Yes, we have begun conversations with several analysts who are interested in following the combined company. And we're working hard on that right now.

GARSHINE (ph): OK. Well, thank you very much.

SAVAGE:  Sure.

OPERATOR: Ladies and gentlemen, if there are any additional questions, please press the one key at this time.

Mr. Mayyasi, there are no additional questions.  Please continue.

MAYYASI: Well, I'd like to thank everyone for participating. And I certainly look forward to speaking with you next quarter, reporting on how things are progressing. Thank you.

OPERATOR: Ladies and gentlemen, thank you for your participation in today's conference. This concludes the program. Have a good day.

END

                                [LOGO] VIALOG(R)

                            Q4 2000 and January 2001
                                Earnings Results

                                 March 5, 2001

THREE IMPORTANT THEMES
================================================================================

o     Genesys merger

o     Expanding margins

o     Automation


                                                                [LOGO] VIALOG(R)

GENESYS PROFILE
================================================================================

o     #1 in Europe; #1 in Asia-Pacific

o     High growth and profitability

o     600 employees in 17 countries

o     10,000 customers worldwide


                                                                [LOGO] VIALOG(R)

GENESYS MERGER BENEFITS
================================================================================

o     Creates #1 worldwide conferencing specialist

o     Global solution for multinationals

o     Improved financial structure

          - $45M cash on-hand

          - Refinance Vialog's debt

o     Leverage Genesys technology


                                                                [LOGO] VIALOG(R)

GENESYS MERGER - EVENTS
================================================================================

(check mark)   10/01/00    Definitive agreement signed

(check mark)   11/20/00    File F-4

(check mark)   12/22/00    SEC comments received

(check mark)   01/18/01    File amendments to F-4

(check mark)   02/06/01    Receive additional SEC comments

(check mark)   02/08/01    File final F-4 with EDGAR

(check mark)   02/12/01    F-4 declared effective by SEC

(check mark)   02/14/01    Proxy mailed to VX stockholders


                                                                [LOGO] VIALOG(R)

GENESYS POST-MERGER FOOTPRINT
================================================================================

    [GRAPHIC OMITTED]          [GRAPHIC OMITTED]          [GRAPHIC OMITTED]


      NORTH AMERICA                  EUROPE                  ASIA-PACIFIC
      -------------                  ------                  ------------
        860 people                 310 people                 40 people
      75% of revenue             23% of revenue             2% of revenue
   6 audio call centers       2 audio call centers       1 audio call center
   2 video call centers       2 video call centers       1 video call center
#1 independent specialist  #1 independent specialist  #1 independent specialist
         in 2001                   since 1997                 since 1998

RETAIL SALES RESULTS
================================================================================

o     800 of nation's top 2500 companies now VX customers

o     4Q 00 logo "wins":


[LOGO] CATERPILLER(R)

[LOGO] EYT FORMERLY EARNST & YOUNG TECHNOLOGIES

[LOGO] EXTENDED E STAYAMERICA

[LOGO] BARNES&NOBLE

[LOGO] MILLENNIUM PHARMACEUTICALS, INC.

[LOGO] U.S. CAN CORPORATION


                                                                [LOGO] VIALOG(R)

FINANCIAL RESULTS
================================================================================

o     Revenue growth consistent with historical trends

o     Rapid adoption of automated services

o     Gross margins growing faster than revenues


                                                                [LOGO] VIALOG(R)

JANUARY 01 RESULTS
================================================================================

                  January 01      January 00     % Increase
                  ----------      ----------     ----------

Revenue             $7.7M           $6.1M            27%

Gross Margin %       60%             53%

EBITDA              $2.3M           $1.4M            68%

EBITDA %             30%             22%


                                                                [LOGO] VIALOG(R)

VOLUME GROWTH
================================================================================

                               [GRAPHIC OMITTED]

                       3Q 99     4Q 99     1Q 00     2Q 00     3Q 00     4Q 00
                       -----     -----     -----     -----     -----     -----

Minutes mm              61.8      64.3      71.8      76.1      78.4      89.5



                               [GRAPHIC OMITTED]

                       3Q 99     4Q 99     1Q 00     2Q 00     3Q 00     4Q 00
                       -----     -----     -----     -----     -----     -----

% Volume Automated        0%       .8%      3.4%      7.3%     16.2%     28.5%



                                                                [LOGO] VIALOG(R)

REVENUE GROWTH
================================================================================

                               [GRAPHIC OMITTED]

             3Q 99     4Q 99     1Q 00     2Q 00     3Q 00     4Q 00
             -----     -----     -----     -----     -----     -----

$mm           17.0      17.7      19.2      19.4      19.2      19.8



                                                                [LOGO] VIALOG(R)

GROSS MARGIN GROWTH
================================================================================

                               [GRAPHIC OMITTED]

       3Q 99     4Q 99     1Q 00     2Q 00     3Q 00     4Q 00     Jan. 01
       -----     -----     -----     -----     -----     -----     -------

        51%       54%       55%       56%       58%       56%*       60%


* Excluding telcom adjustment.



                                                                [LOGO] VIALOG(R)

FINANCIAL RESULTS - EBITDA GROWTH
================================================================================

                               [GRAPHIC OMITTED]

                     4Q 99          4Q 00         % Change

Revenues             $17.7M         $19.8M          + 12%

EBITDA*               $3.2           $3.7*          + 17%


* Excludes telcom and A/R reserve adjustment.



                                                                [LOGO] VIALOG(R)

THE VIALOG STORY
================================================================================

o     Streamlined company with expanding margins

o     New products that leverage automation

o     Building a global powerhouse with Genesys

                                       ____
                                       |  |
                                       |  |
                                      _|  |_
                                      \    /
                                       \  /
                                        \/

                          INCREASED SHAREHOLDER VALUE



                                                                [LOGO] VIALOG(R)

FINANCIAL RESULTS - 4Q 00
================================================================================

                               [GRAPHIC OMITTED]

Revenue
                               4Q 99      4Q 00
                               -----      -----

     $mm                        17.7       19.8


                               [GRAPHIC OMITTED]

EBITDA

                               4Q 99      4Q 00*
                               -----      -----

     $mm                         3.2        3.7


*Excludes telcom and A/R reserve adjustment.



                                                                [LOGO] VIALOG(R)

NET CASH INCOME - 4Q 00
================================================================================

                                        4Q 00       Jan. 01
                                        -----       -------

Net cash income                        $198,000    $1,341,000


Net cash income per share                 .02         .14


                                                                [LOGO] VIALOG(R)

FINANCIAL RESULTS:  2000
================================================================================

                               [GRAPHIC OMITTED]

Revenue
                                99          00
                                --          --

     $mm                      68.6         77.6


                               [GRAPHIC OMITTED]

EBITDA
                                99          00
                                --          --

     $mm                       9.8         15.0



                                                                [LOGO] VIALOG(R)

VIALOG: "THE CONFERENCING COMPANY"
================================================================================


                                [LOGO] VIALOG(R)


                                   Questions?
                                Please Press "1"